Exhibit 99.11

Bitfarms Provides Update Regarding Impact of COVID-19 and Cost Efficiency Measures

TORONTO & BROSSARD, Québec--(BUSINESS WIRE)--April 6, 2020--Bitfarms Ltd. (“Bitfarms” or the “Company”) (TSXV:BITF) is a blockchain infrastructure company that operates one of the largest cryptocurrency mining operations in North America. Throughout the recent and ongoing economic and social turmoil related to the impact of the coronavirus (COVID-19) pandemic, Bitfarms has been able to optimize mining operations in real time to maintain maximum computer capacity. From the significant drop of Bitcoin price on March 12, 2020 until the price recovery at or above USD$6,000 on March 19, 2020, the Company maintained an average daily hashrate of approximately 630 petahash per second (PH). Since March 19, 2020, the Company has maintained an average daily hashrate of approximately 750 PH.

“Cryptocurrency mining is essential to the Bitcoin blockchain and given the self-incentivized model upon which Bitcoin mining works, we firmly believe that the combination of network difficulty and Bitcoin price will continue to adjust to ensure profitability for mining for the largest and most efficient miners. Our strategy has always been to be a leader amongst our peers in efficiency and we are pleased to see that, despite the challenges to traditional markets, our scale and quality of operations has allowed us to continue to generate positive cash flow in these difficult times,” said interim CEO and Chief Strategy Officer, Emiliano Grodzki.

In addition to temporary steps to reduce staffing in line with government guidance to help combat the spread of COVID-19, the Company has also implemented permanent measures to reduce overhead costs to ensure the Company continues to be well positioned to absorb short term economic changes and maintain long term viability.

“Once fully implemented over the next several weeks, we expect the cost saving measures to reduce our monthly general and administrative expenses by approximately 20 to 25%. We are also pleased to be benefitting recently from favourable US-CAD foreign exchange rates given the majority of our operating expenses are paid in Canadian dollars while revenue from Bitcoin is in US dollars. Seeking cost efficiencies is consistent with our business model and thesis that efficient miners like Bitfarms will be best positioned to be able to withstand short-term volatility in mining economics and remain profitable through the long-term, including potential challenges relating to the upcoming Bitcoin halving,” said John Rim, Chief Financial Officer.

About Bitfarms Ltd.

The Company owns and operates computing centres that power the global decentralized financial economy. Bitfarms provides computing power to cryptocurrency networks such as Bitcoin, earning fees from each network for securing and processing transactions. Powered by clean and competitively priced hydroelectricity, Bitfarms operates 5 computing centres in Québec, Canada. Bitfarms’ experienced management team includes industrial scale data centre operators and capital markets professionals, focused on building infrastructure for the future by developing and hosting the ecosystem growing around blockchain-based technologies.

To learn more about Bitfarms’ events, developments and online communities:

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Website: www.bitfarms.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about estimates, projections, future plans and objectives of the Company, including maintaining operational computing (hashrate) levels, reduction of operating expenses and continuing to realize benefits from exchange rates are forward-looking statements.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward- looking information. The forward-looking statements contained in this press release are made as of the date of this press release. Accordingly, readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

For investor inquiries, please contact:

Ryan Hornby

Executive Vice President and General Counsel

+1.647.619.7804

For media inquiries, please contact:

Marc Duchesne

+1.514.277.3508

marc@ryanap.com

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